UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

The Registrant is furnishing this Report on Form 6-K to provide its unaudited consolidated financial statements as of and for the period of six months ended June 30, 2023, which are attached as Exhibit 99.2 to this Form 6-K.

On November 8, 2023, the Company issued a press release announcing its unaudited financial results for the first six months of 2023, which press release is attached as Exhibit 99.3 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are attached.

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022
99.3	Press release dated November 8, 2023, titled “Moxian (BVI) Inc Reports Unaudited Financial Results for the First Half of 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: November 8, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title:	Chief Executive Officer